SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on April 24, 2013 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424687.pdf, in relation to the Notice of Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424677.pdf, in relation to the Reply Slip to Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424653.pdf, in relation to Form of Proxy for Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424637.pdf, in relation to a circular regarding (i) the proposed change of auditors, (ii) the proposed amendments to procedural rules of the shareholders' general meeting, (iii) the general mandate to issue shares, (iv) the general mandate to issue debt financing instruments, and (v) the notice of the Annual General Meeting;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424609.pdf, in relation to the 2012 Annual Report;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424491.pdf, in relation to the notification letter; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0424/LTN20130424455.pdf, in relation to the proposed amendments to procedural rules of the shareholders' general meeting.

The announcements in English are included as exhibits to this Form 6-K.

The Company also published a Chinese overseas regulatory announcement on the Hong Kong Stock Exchange’s website on April 24, 2013 regarding an announcement of a board resolution in relation to the amendments to the Rules of Procedure of the Shareholders' General Meeting of the China Southern Airlines Company Limited. The full Chinese text of the announcement can be found at the website of the Shanghai Stock Exchange (www.sse.com.cn).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 25, 2013

3